UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AEROCENTURY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007737109

(CUSIP Number)

Lee G. Beaumont

2090 Centro Street, East

Tiburon, California 94920

(415) 889-5198

with a copy to:

W. Scott Wallace

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902925106

1.	Names of Reporting Person Lee G. Beaumont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,950

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 150,950

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D (this “Amendment”) is filed by and on behalf of the Reporting Person to amend the Schedule 13D related to common stock, par value $0.001 per share (the “Common Stock”) of AeroCentury Corp., a Delaware corporation (the “Issuer”) previously filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on December 5, 2014, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on January 13, 2015 and Amendment No. 2 to the Schedule 13D filed on February 11, 2015 (as amended, the “Schedule 13D”).  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.                          Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The Reporting Person expended an aggregate of approximately $2,154,852 to acquire 150,950 shares of Common Stock of the Issuer in various open market transactions. The Reporting Person used personal funds to acquire shares of Common Stock of the Issuer.”

Item 4.                          Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“On April 13, 2015, Lee Beaumont filed a definitive proxy statement on Schedule 14A with the Commission to solicit proxies for use at the Issuer’s 2015 Annual Meeting of Stockholders, to be held on May 7, 2015. He intends to use such proxies to vote in favor of his election to the Board of Directors of the Issuer, and for the election of the Issuer’s nominee other than Thomas W. Orr.”

Item 5.                          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b)                                 Number of shares as to which each Reporting Person has:

(i)                                     sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)                                  shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)                               sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)                              shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, the Reporting Person does not own any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c)                                  Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Person are described below:

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
February 11, 2015	100		$8.35	Open Market Purchase
February 17, 2015	100		$8.6899	Open Market Purchase
February 19, 2015	100		$9.7999	Open Market Purchase
March 13, 2015	100		$13.997	Open Market Purchase
March 16, 2015	7		$13.60	Open Market Purchase
March 16, 2015	93		$13.68	Open Market Purchase

(d)                                 Not applicable.

(e)                                  Not applicable.”

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6. Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2015	LEE G. BEAUMONT

/s/ Lee G. Beaumont

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1

Letter to the Board of Directors of AeroCentury Corp., dated December 5, 2014, by Lee G. Beaumont (incorporated by reference to the Schedule 13D filed on December 5, 2014 by the Reporting Person with the Commission).

99.2

Letter to Lee G. Beaumont, dated December 17, 2014, by Neal Crispin, Chairman of the Board of Directors of AeroCentury Corp., on behalf of the Board of Directors of AeroCentury Corp. (incorporated by reference to the Schedule 13D filed on January 13, 2015 by the Reporting Person with the Commission).

99.3

Letter to the Independent Directors of AeroCentury Corp., dated January 9, 2015, by Lee G. Beaumont (incorporated by reference to the Schedule 13D filed on January 13, 2015 by the Reporting Person with the Commission).

99.4

Notice of Nomination of Director at Annual Meeting, dated February 6, 2015, by Lee G. Beaumont (incorporated by reference to the Schedule 13D filed on February 11, 2015 by the Reporting Person with the Commission.)